EXHIBIT 99.1

Yamana Gold Completes Acquisition of Wasamac Property and Camflo Property and Mill, and Begins Advancing Wasamac Development Plans

TORONTO, Jan. 21, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) is pleased to announce the successful completion of Yamana’s acquisition of the Wasamac property and the Camflo property and mill from Monarch Gold Corporation (“Monarch”) through its acquisition of all of the issued and outstanding shares of Monarch (the “Monarch Shares”) not owned by Yamana under the previously-announced plan of arrangement (the “Arrangement”). In connection with the Arrangement, Monarch completed a spin-out to its shareholders, through newly formed Monarch Mining Corporation (“Monarch Mining”), of its other mineral properties and certain other assets and liabilities.

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Additional details about Wasamac and Yamana’s initial plans for the asset include:

  Wasamac is located 15 kilometres west of Rouyn-Noranda in the Abitibi region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and 100 kilometres from the Company’s 50%-owned Canadian Malartic mine.
  The project consists of a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods.
  The geological characteristics of the Wasamac ore body suggest it holds the potential to be an underground mine with the potential to achieve the same scale, grade, production, and costs as Yamana’s successful Jacobina mine in Brazil, and it possesses many parallels to the underground project at Canadian Malartic.
  The project has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 grams per tonne.(1) (See mineral reserve and mineral resource statement at the end of this press release.) Mineral resources and proven and probable mineral reserves are supported by a Feasibility Study(1) previously completed by Monarch in 2018 (the “Wasamac Feasibility Study”), and Yamana completed independent geological modelling, mineral resources and mineral reserves validations, among other extensive work, as part of its due diligence reviews to ensure greater levels of accuracy. There remains excellent potential for significant future exploration success and mineral resource conversion, with the deposit remaining open at depth and along strike.
  The currently defined deposit is situated at shallow depths in comparison to other Abitibi mines. Current known mineralization reaches a depth of approximately 800 metres, which offers the opportunity for ramp access at low relative up-front development costs over a relatively short development time frame.
  Yamana plans to build on the ongoing permitting and social licensing effort carried out by Monarch, applying the Company’s strong ESG framework and best practices, and leveraging the Company’s extensive experience in permitting and proven track record of building strong, respectful, and mutually beneficial relationships with the communities and governments wherever it operates.
  The Company will target increasing the mineral inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution, leveraging Yamana’s technical expertise and adhering to the Company’s disciplined capital approach.
  Building off the work completed to date, Yamana plans to commence an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac and its development alternatives.
  The Company plans to open a regional office in the coming months to support community engagement.

Completion of the Arrangement

Under the terms of the Arrangement, each former holder of Monarch Shares received, in exchange for each Monarch Share held immediately prior to the effective time of the Arrangement: (i) 0.0376 of a Yamana Share; (ii) C$0.192 in cash from Yamana; and (iii) 0.2 of a share of Monarch Mining.

In aggregate, Yamana issued 11,608,195 Yamana Shares (the “Consideration Shares”) and approximately C$59.3 million in cash under the Arrangement to former Monarch shareholders as consideration for their Monarch Shares. Upon closing of the Arrangement, existing Yamana shareholders and former Monarch shareholders own approximately 98.8% and 1.2% of the issued and outstanding Yamana Shares, respectively. Monarch shareholders also received shares of Monarch Mining under the Arrangement. Yamana now owns 4,450,000 common shares of Monarch Mining, or approximately 6.7% of the outstanding common shares of Monarch Mining, and is entitled to acquire an additional 2,225,000 common shares of Monarch Mining upon the exercise of previously held Monarch warrants, representing a partially-diluted share ownership in Monarch Mining of approximately 9.8%. Yamana looks forward to participating in the value created from Monarch’s remaining pipeline of development and exploration projects.

As Monarch is now a wholly-owned subsidiary of the Company, the Monarch Shares are anticipated to be de-listed from the Toronto Stock Exchange (“TSX”) at the beginning of next week. Yamana will also apply to the applicable securities regulators to have Monarch cease to be a reporting issuer and terminate the entity’s public reporting obligations. This release is being made jointly with Monarch, as Monarch currently remains a reporting issuer.

The Company also plans to apply to the Financial Conduct Authority (the “FCA”) and London Stock Exchange plc (the “LSE”) respectively for the Consideration Shares issued under the Arrangement to be admitted to the standard listing segment of the Official List of the FCA and to trading on the main market for listed securities of the LSE (together, “Admission”). It is expected that Admission will become effective at 8:00 a.m. on 27 January 2021. An additional 388,759 Yamana Shares have been reserved for issuance to former Monarch warrantholders on exercise of their warrants.

Following the issuance of the Consideration Shares, the Company’s issued share capital now consists of 964,260,851 common shares and the total number of voting rights in the Company is 964,260,851. This figure may be used by Shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change in their interest in, the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

Further details regarding the Arrangement are set out in the management information circular of Monarch dated November 30, 2020, which is available on under Monarch’s profile on SEDAR at www.sedar.com. A copy of the early warning report of Yamana in connection with the acquisition of the Monarch Shares is available on SEDAR under Monarch’s SEDAR profile at www.sedar.com and can be obtained by contacting Yamana at the contact information below.

Information for Former Monarch Shareholders

Pursuant to the Arrangement, former Monarch shareholders are entitled to receive the above-noted cash and Share Consideration for each Monarch Share held prior to closing of the Arrangement.

In order to receive such consideration in exchange for Monarch Shares, registered shareholders of Monarch must complete, sign, date and return the letter of transmittal that was mailed to each Monarch shareholder prior to closing. The letter of transmittal is also available under Monarch’s profile on SEDAR at www.sedar.com. For those shareholders of Monarch whose Monarch Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Monarch Shares and should follow the instructions of such intermediary or nominee. For further details regarding the submission of the letters of transmittal, please refer to the Monarch management information circular dated November 30, 2020 available under Monarch’s profile on SEDAR at www.sedar.com, or questions may be directed to the depositary, Computershare Trust Company of Canada, at 1-800-564-6253 or via email at corporateactions@computershare.com.

Mineral Reserve Statement, Wasamac deposit

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Gold	1,028	2.66	88	20,427	2.56	1,679	21,455	2.56	1,767

Mineral Resource Statement, Wasamac deposit

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Gold	3,990	2.52	323	25,870	2.72	2,265	29,860	2.70	2,588

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)
Gold	4,160	2.20	294

To view all of the assumptions and the names of qualified persons who prepare the mineral reserve and mineral resource estimates, please refer to the Wasamac Feasibility Study available under Monarch’s profile on SEDAR at www.sedar.com.

Qualified Persons
Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P.Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the expected timing for the de-listing of the Monarch Shares from the TSX, and Monarch ceasing to be a reporting issuer and the Company’s initial plans for the Wasamac project. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approval and other expectations and assumptions concerning the Arrangement changing; the Company’s plans related to the Wasamac project changing; as well as those risk factors discussed or referred to herein and in the Company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.

1. For full details please refer to Monarch’s Feasibility Study titled “Feasibility Study of the Wasamac Project, Rouyn-Noranda, Quebec, Canada” dated December 3, 2018, with an effective date of November 1, 2018, available under Monarch’s profile on SEDAR at www.sedar.com.